November 2, 2009

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20649

Re:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated August 12, 2009

File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing items 1 through 4 in your letter. Please note that we continue to work with our consulting engineers to finalized responses to items 5 through 14 and will submit those responses as soon as completed, which we anticipate will be approximately ten days from the date hereof.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Recent Accounting Pronouncements, page 17

1.

Please add expanded disclosure to address, under this heading and within your summary of significant accounting policies footnote, the Commission’s recently adopted release on Modernization of Oil and Gas Reporting, which was adopted on December 31, 2008 and will become effective on January 1, 2010. See Release 33-8995, located on our website at http://www.sec.gov/rules/final/2008/33-8995[doc]pdf.

Response: We will amend our filing to include the following:

“On December 31, 2008, the Securities and Exchange Commission (SEC) issued the final rule, “Modernization of Oil and Gas Reporting” (“Final Rule”). The Final Rule adopts revisions to the SEC’s oil and gas reporting disclosure requirements and is effective for annual reports on Forms 10-K for years ending on or after December 31, 2009. The revisions are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves to help investors evaluate their investments in oil and gas companies. The amendments are also designed to modernize the oil and gas disclosure requirements to align them with current practices and technological advances. Revised requirements in the Final Rule include, but are not limited to:

•	Oil and gas reserves must be reported using a 12-month average of the closing prices on the first day of each of such months, rather than a single day year-end price;
•	Companies will be allowed to report, on a voluntary basis, probable and possible reserves, previously prohibited by SEC rules; and
•	Easing the standard for the inclusion of proved undeveloped reserves (PUDs) and requiring disclosure of information indicating any progress toward the development of PUDs.

We are currently evaluating the potential impact of adopting the Final Rule. The SEC is discussing the Final Rule with the FASB and IASB staffs to align accounting standards with the Final Rule. These discussions may delay the required compliance date. Absent any change in such date, we will begin complying with the disclosure requirements in our annual report on Form 10-K for the year ended December 31, 2009. Voluntary early compliance is not permitted.”

Controls and Procedures, page 18

Management’s Report on Internal Control over Financial Reporting, page 18

2.

You indicate that “Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).” However, we note you do not specifically state whether or not your internal control over financial reporting is effective as of December 31, 2008. Please amend your filing to include a definitive conclusion on the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-K. When you amend your document, please include updated certifications of your principal executive officer and principal financial officer in the exact form specified by Item 601(b)(31) of Regulation S-K. In this regard, we note the certifications included in your Form 10-K filed on April 16, 2009 referred to the company as a small business issuer rather than as a registrant.

Response:	We will amend our filing to include the following:

“Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008, and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management’s assessment were reviewed with our Board of Directors.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Financial Statements, page 3

Consolidated Balance Sheets, page 3

3.

We note your disclosure on page 15 that indicates your revenues increased during the periods presented “primarily due to new drilling and increased production from the efforts of the workover program.” Based on your new drilling efforts during 2009, please explain to us why your asset retirement obligation did not change during the periods presented.

Response: Revenues increased during the quarter ended as compared to the prior year period as a result of new drilling, which occurred in 2008. Total asset retirement obligation was increased during 2008 as a result of the addition of these wells. It was also increased again during the quarter ended 6-30-09 based on the determination that we had not increased the liability enough as a result of that drilling. However, the amount, once adjusted to its present value, was not material to the overall financial statement presentation.

Controls and Procedures, page 17

4.	We note you do not appear to have provided the information required to be disclosed by Item 308T(b) of Regulation S-K. Please confirm you will revise your future filings to provide this disclosure.

Response: We will add the following sentence to our future filings:

“During the period ended, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Please note that the Company intends to amend the above referenced filing as necessary following completion of our response to the engineering comments in your August 12, 2009 letter.

Sincerely,

/s/ Lisa A.Corbitt

Lisa A. Corbitt

Chief Financial Officer